Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com



VIA EDGAR

April 8, 2011

Houghton Hallock III, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: The Advisors' Inner Circle Fund II (File Nos. 33-50718 and 811-07102) (the "Registrant"); Post-Effective Amendment No. 96 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 96")
     -------------------------------------------------------------------------

Dear Mr. Hallock:

This letter responds to comments on Amendment No. 96, which you provided in a telephonic discussion with Abigail Bertumen and me on Monday, December 20, 2010. Amendment No. 96 was filed with the Securities and Exchange Commission (the "Commission") on October 22, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Frost Diversified Strategies Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 96.

PROSPECTUS

1.	 COMMENT: On the page immediately following the cover page, please replace the header "About this Prospectus" with "Table of Contents," and please remove the two sentences preceding the table of contents.

     RESPONSE: We have made the requested revision.


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Houghton Hallock III, Esq.
April 8, 2011
Page 2


2. COMMENT: In the fee table, please remove the following footnote to the "Shareholder Fees" table, as similar disclosure is already included in the paragraph preceding the table:

          This sales charge varies depending on how much you invest in the Fund. Class A Shares purchased without an initial sales charge may be subject to a contingent deferred sales charge if redeemed within 12 months of purchase. See "Sales Charges."

     RESPONSE: Because disclosure regarding the contingent deferred sales charge is not included in the paragraph preceding the table, we have replaced the footnote with the following:

          Class A Shares purchased without an initial sales charge may be subject to a contingent deferred sales charge if redeemed within 12 months of purchase.

3. COMMENT: In the "Principal Investment Strategies" section, please remove the first sentence, as it repeats the investment objective.

          The Fund is designed to provide investors with growth of capital while reducing the correlation to stock and bond markets.

     RESPONSE: We have removed the first sentence.

4. COMMENT: In the "Principal Investment Strategies" section, in the first paragraph, please consider clarifying what is meant by the terms "traditional" and "alternative." Such clarification may be more appropriate later in the section.

     RESPONSE: "Traditional," as it is used in the Fund's "Principal Investment Strategies" section, implies a strategy of exposure to a mix of stock and fixed income assets, in varying proportion over time. This strategy represents a conventional asset allocation scheme used historically to manage portfolio risk through diversification. "Alternative," as it is used in the Fund's "Principal Investment Strategies" section, applies to assets the Adviser expects will contribute positive returns regardless of the performance of traditional stock and fixed income assets. These strategies offer an expanded universe of available investments, such as currencies, commodities and derivatives, employ a broader range of trading strategies and often emphasize absolute returns rather than returns relative to an index benchmark. As a result, these strategies may offer returns that have a low correlation to the performance of traditional asset classes and may serve to hedge risk associated with investments in traditional asset classes.

Houghton Hallock III, Esq.
April 8, 2011
Page 3


     Please see responses to Comments 5, 6 and 19 for revisions to the Fund's "Principal Investment Strategies" section that further discuss both the "traditional" and "alternative" allocations.

5. COMMENT: In the "Principal Investment Strategies" section, in the second paragraph, please clarify what is meant by "asset classes." For example, consider the following revision:

          The proportion of Fund assets invested in ETPs or directly in stocks or bonds is continually monitored and adjusted by the Adviser as it deems appropriate, with no limit on the percentage of assets that may be allocated among ETPs, stocks or bonds.

     RESPONSE: We have have defined the assets listed in the first sentence of the second paragraph of the "Principal Investment Strategies" section as "traditional asset classes" and replaced the first four sentences of the second paragraph as follows:

          The traditional allocation involves exposure, primarily through ETPs, to stocks of domestic and foreign companies (including American Depository Receipts ("ADRs")) of any size and fixed income obligations issued by U.S. and foreign governments and corporations ("traditional asset classes"). The proportion of Fund assets invested in each traditional asset class, either indirectly in ETPs or directly in stocks or bonds, is continually monitored and adjusted by the Adviser as it deems appropriate, with no limit on the percentage of assets that may be allocated among ETPs, stocks or bonds, except such limits as one consistent with the Fund's taxation as a regulated investment company, as described below. When selecting ETPs for investment, the Adviser considers the ETPs' investment goals and strategies, the investment adviser and portfolio manager, and past performance (absolute, relative and risk-adjusted). The Adviser then enhances or reduces exposure to traditional asset class sub-categories (such as sector (e.g., small- or mid -cap or corporate or asset -backed), region (e.g., Europe or Asia) or country (e.g., China or Japan)) by over- or under-weighting ETPs in each sub-category based on the Adviser's outlook of the market for those sub-categories.

6. COMMENT: In the "Principal Investment Strategies" section, in the second paragraph, please clarify what is meant by "asset class subcategories."

     RESPONSE: We have replaced the fourth and fifth sentence of the second paragraph of the "Principal Investment Strategies" with the following:

Houghton Hallock III, Esq.
April 8, 2011
Page 4


          The Adviser then enhances or reduces exposure to traditional asset class sub-categories (such as sector (e.g., small- or mid -cap or corporate or asset-backed), region (e.g., Europe or Asia) or country (e.g., China or Japan)) by over- or under-weighting ETPs in each sub-category based on the Adviser's outlook of the market for those sub-categories. The Adviser may sell an investment if it determines that the sub-category or the traditional asset class in general is no longer desirable or if the Adviser believes that another ETP offers a better opportunity to achieve the Fund's objective.

7. COMMENT: In the "Principal Investment Strategies" section, in the second paragraph, please replace the sixth sentence with the following:

          The Adviser may use option strategies to reduce the effects of market volatility.

     RESPONSE: We have made the requested revision.

8. COMMENT: In the "Principal Investment Strategies" section, in the second paragraph, please move the description of option collars to another section of the prospectus.

     RESPONSE: The description of option collars has been moved to the "Derivatives Risk" discussion in the "Principal Risks" section. Also see Comment 18 below.

9. COMMENT: In the "Principal Investment Strategies" section, in the third paragraph, please state what the underlying assets are for the ETPs utilized in the alternative allocation.

     RESPONSE: The underlying ETPs include stocks, bonds, derivatives or cash instruments, as well as investment companies or other pooled vehicles that invest in such instruments. We have added the following sentence to the third paragraph accordingly:

          The underlying assets of such investments include stocks, bonds, derivatives or cash instruments, as well as investment companies or other pooled vehicles that invest in such instruments.

10. COMMENT: In the "Principal Investment Strategies" section, in the third paragraph, if correct, please replace the last sentence with the disclosure below. In your response, please also provide examples of specific securities contemplated.

Houghton Hallock III, Esq.
April 8, 2011
Page 5


          The Fund seeks exposure to these strategies by investing in shares of ETPs, mutual funds and closed-end funds that track, on a replication basis, broad hedge fund indices and/or individual inverse or low correlation hedge fund strategies.

     RESPONSE: We have replaced the last sentence with the disclosure above.

     Examples of ETPs that may be included in the alternative allocation include: IQ Hedge Multi-Strategy Tracker ETF; ProShares Credit Suisse 130/30 ETF; CurrencyShares Australian Dollar Trust; Kayne Anderson MLP Investment Company; and AQR Diversified Arbitrage Fund.

11. COMMENT: In the "Principal Investment Strategies" section, with respect to the individual hedge fund strategies listed, please:

          a. Describe how the hedge fund strategies will "produce, over time, returns that have low to negative correlation to traditional investment markets" as described in the preceding paragraph.

          b. Describe the expected use of each hedge fund strategy (i.e., provide any expected percentage allocation to individual strategies or confirm if any individual strategy will be used more/less predominantly than the others).

     RESPONSE:

          a. We have replaced the first three sentences of the third paragraph with the following:

               The alternative allocation involves exposure to investment strategies that the Adviser believes will produce attractive returns regardless of the performance of traditional asset classes. These strategies offer an expanded universe of available investments, such as currencies, commodities and derivatives, employ a broader range of trading strategies and often emphasize absolute returns rather than returns relative to an index benchmark. As a result, these strategies may offer returns that have a low correlation to the performance of traditional asset classes and may serve to hedge risk associated with investments in traditional asset classes.

          b. Specific strategies will be selected based on the Adviser's estimate of the most appropriate investment for economic or market conditions, and, therefore, there will be no predominant strategy that will be present at all times or any specified percentage allocations to individual strategies.

Houghton Hallock III, Esq.
April 8, 2011
Page 6


12. COMMENT: In the "Principal Investment Strategies" section, there appears to be greater disclosure for the individual hedge fund strategies than for the traditional and alternative allocations. The individual hedge fund disclosure is technical. Please consider including a non-technical summary of this information and moving the current disclosure to the "More Information About Fund Investments" section.

     RESPONSE: We have moved the disclosure to the "More Information About Fund Investments" section.

13. COMMENT: In the "Principal Investment Strategies" section, in the last paragraph, please replace the second sentence with the following:

          In selecting these specific strategy investments, the Adviser evaluates manager experience, trading liquidity, assets in the investment vehicle, and tracking error when compared to the relevant benchmark.

     RESPONSE: We have made the requested change.

14. COMMENT: In the "Principal Risks" section, please consider shortening each individual risk to a summary and providing additional disclosure in the "More Information About Risk" section.

     RESPONSE: We have not made the requested change as the disclosure accompanying each principal risk fully explains each risk and may be considered valuable to shareholders.

15. COMMENT: In the "Principal Risks" section, please confirm each risk listed is "principal."

     RESPONSE: The Adviser has confirmed that each risk listed is a "principal" risk.

16. COMMENT: In the "Principal Risks" section, please note that the Fund is often indirectly subject to risks through its ownership of ETPs.

     RESPONSE: We believe the following disclosure currently included in the discussion of "Investments in Investment Companies and Other Pooled Vehicles" in the "Principal Risks" section addresses this comment:

          To the extent the Fund invests in other investment companies, such as exchange-traded funds ("ETFs"), closed-end funds and other mutual funds, the Fund will be subject to substantially the same risks as those associated with the direct ownership of the securities held by such other investment companies.

Houghton Hallock III, Esq.
April 8, 2011
Page 7


17. COMMENT: In the "Principal Risks" section, please consider combining "Allocation Risk" and "Inverse Correlation Risk," and moving the combined risk to the beginning of the section.

     RESPONSE: We have moved the "Allocation Risk" discussion to the beginning of the "Principal Risks" section. We have not combined "Allocation Risk" and "Inverse Correlation Risk" as these are two separate and distinct risks.

18. COMMENT: In the "Principal Risks" section, please include a discussion of option collars in the "Derivatives Risk" discussion.

     RESPONSE: We have replaced the last paragraph of the "Derivatives Risk" discussion with the following: Also see Comment 8.

          The Fund may purchase or sell options, which involve the payment or receipt of a premium by the investor and the corresponding right or obligation, as the case may be, to either purchase or sell the underlying security for a specific price at a certain time or during a certain period. In particular, the Fund may engage in option collars. An option collar involves the purchase of a put option on a security owned by the Fund while writing a call option on the same security. The put option leg of the collar enables the Fund to sell the instrument underlying the option at a fixed price (i.e., the strike price), thereby hedging against a decline in the market value of the underlying security. The call option leg of the collar obligates the Fund to deliver the underlying security at a higher strike price than the strike price of the put option leg. Although the Fund receives a premium for writing the call option contract, the Fund's upside potential is limited if the security's market price exceeds the call option's strike price. Therefore, an option collar provides protection from extreme downward price movement, but limits the asset's upward price movement at the call option strike price.

          Purchasing options involves the risk that the underlying instrument will not change price in the manner expected, so that the investor loses its premium. Selling options involves potentially greater risk because the investor is exposed to the extent of the actual price movement in the underlying security rather than only the premium payment received (which could result in a potentially unlimited loss). Over-the-counter options also involve counterparty solvency risk.

Houghton Hallock III, Esq.
April 8, 2011
Page 8


19. COMMENT: In the "Principal Risks" section, with respect to the discussion of "Leveraging Risk:"

          a. The discussion states that the Fund may invest in Enhanced ETPs. Please confirm if this is a principal strategy of the Fund and, if so, please include disclosure in the "Principal Investment Strategies" section to this effect.

          b. Additionally, the discussion describes leveraging transactions that involve short sales that are not "against the box." Please confirm if investing in ETPs that engage in leveraging transactions that involve short sales that are not "against the box," is a principal strategy of the Fund and, if so, please include disclosure in the "Principal Investment Strategies" section to this effect.

     RESPONSE:

          a. We have revised the third paragraph of the "Principal Investment Strategies" as follows:

               The alternative allocation involves exposure to investment strategies that the Adviser believes will produce attractive returns regardless of the performance of traditional asset classes. These strategies offer an expanded universe of available investments, such as currencies, commodities and derivatives, employ a broader range of trading strategies and often emphasize absolute returns rather than returns relative to an index benchmark. As a result, these strategies may offer returns that have a low correlation to the performance of traditional asset classes and may serve to hedge risk associated with investments in traditional asset classes. The Fund seeks exposure to these strategies by investing in shares of ETPs, mutual funds and closed-end funds that track, on a replication basis, broad hedge fund indices and/or individual inverse or low correlation hedge fund strategies. Specific strategies will be selected by the Adviser based on its estimate of most appropriate investments for current economic or market conditions. The underlying assets of such investments include stocks, bonds, derivatives or cash instruments, as well as investment companies or other pooled vehicles that invest in such instruments. The Fund may also invest in ETPs designed to provide investment results that match a positive or negative multiple of the performance of an underlying index ("Enhanced ETPs"). In addition, the Fund may invest in ETFs that are not registered or regulated under the Investment Company Act of 1940, as amended (the "1940 Act"). These instruments typically hold commodities, such as gold or oil, currency or other property that is itself not a security.

Houghton Hallock III, Esq.
April 8, 2011
Page 9


          b. The Adviser has confirmed that investing in ETPs that engage in leveraging transactions that involve short sales that are not "against the box" is not a principal strategy of the Fund. The disclosure referencing short sales that are not "against the box" has been removed.

20. COMMENT: In the "Principal Risks" section, the discussion of "Foreign Company Risk" notes investments made through the purchase of American Depositary Receipts. Please confirm if investing in ETPs that invest in ADRs is a principal strategy of the Fund and, if so, please include disclosure in the "Principal Investment Strategies" section to this effect.

     RESPONSE: The Adviser has confirmed that investing in ETPs that focus on foreign securities is a principal strategy of the Fund. The first sentence of the second paragraph in the "Principal Investment Strategies" section has been replaced with the following:

               The traditional allocation involves exposure, primarily through ETPs, to stocks of domestic and foreign companies (including American Depository Receipts ("ADRs")) of any size and fixed income obligations issued by U.S. and foreign governments and corporations ("traditional asset classes").

21. COMMENT: Please confirm that the underlying assets of the ETFs described in the disclosure below are stated in the "Principal Investment Strategies" section. If not, please include appropriate disclosure.

               The Fund may invest in ETFs that are not registered or regulated under the Investment Company Act of 1940, as amended (the "1940 Act"). These instruments typically hold commodities, such as gold or oil, currency or other property that is itself not a security.

     RESPONSE: We have revised the third paragraph of the "Principal Investment Strategies" accordingly. Please see the response to Comment 19.

22. COMMENT: In the section "Portfolio Managers," please note that the Fund is managed by a team of investment professionals, each of whom is jointly and primarily responsible for the day-to-day management of the Fund.

     RESPONSE: We have replaced the first paragraph of the "Portfolio Managers" section with the following:

Houghton Hallock III, Esq.
April 8, 2011
Page 10


               The Fund is managed by a team of investment professionals who are jointly and primarily responsible for the day-to-day management of the Fund. The SAI provides additional information about the portfolio managers' compensation, other accounts managed and ownership of Fund shares.

23. COMMENT: In the section "Purchase and Sale of Fund Shares," please delete the following sentence from the last paragraph:

               Your broker or institution may charge a fee for its services in addition to the fees charged by the Fund.

     RESPONSE: We have removed the sentence.

SAI

1. COMMENT: In the description of the Fund's "Fundamental Policies," please confirm fundamental policies two through six are consistent with the requirements of Form N-1A, Section 8 and Section 13 of the 1940 Act.

     RESPONSE: We believe the Fund's fundamental policies two through six are consistent with the requirements of Item 16(c)(1) of Form N-1A, Section 8 and Section 13 of the 1940 Act. As here relevant, those provisions, taken together, effectively require a registrant to provide a recitation of policy that cannot be changed without shareholder approval with respect to a fund's ability to: (i) issue senior securities; (ii) borrow money; (iii) underwrite securities of other issuers; (iv) concentrate investments in a particular industry or group of industries; (v) purchase or sell real estate or commodities; and (vi) make loans. Consistent with those provisions, fundamental policies two through six affirmatively state that, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, the Fund will not engage in such activities. Non-fundamental policies two through five describe limitations on and exceptions from the Fund's ability to concentrate its investments, borrow money, make loans and purchase or sell real estate or commodities. The Fund has no present intention of issuing senior securities or underwriting securities of other issuers.

     We note that other fund families have taken an approach similar to the Fund's in reciting their fundamental policies.(1)

----------

(1) SEE E.G., Post-Effective Amendment No. 174 to the Registration Statement on Form N-1A of DWS Advisor Funds, which was filed with the SEC pursuant to Rule 485(b) under the 1933 Act on February 26, 2010; Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of MainStay Funds Trust, which was filed with the SEC pursuant to Rule 485(b) under the 1933 Act on March 30, 2010; Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of PIMCO Equity Series, which was filed with SEC pursuant to Rule 485(b) under the 1933 Act on October 28, 2010; Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of John Hancock Funds II, which was filed with the SEC pursuant to Rule 485(b) under the 1933 Act on December 23, 2010.

Houghton Hallock III, Esq.
April 8, 2011
Page 11


2. COMMENT: In the "Trustees and Officers of the Trust" section, please lower-case the words "Fund" and "Funds" as applicable when discussing all series of the Registrant.

     RESPONSE: We have made the requested change.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                         Sincerely,

                                         /S/ BEAU YANOSHIK
                                         ----------------------------
                                         Beau Yanoshik


cc:	Christopher D. Menconi, Esq.
	Dianne M. Sulzbach, Esq.